

May 8, 2012

Via E-mail
Mike Wilemon
Chief Financial Officer
Integrated Security Systems, Inc.
15000 W. 6th Avenue, Suite 202
Golden, Colorado 80401

>   **Re: Integrated Security Systems, Inc.**
>   **Current Report on Form 8-K**
>   **Filed April 9, 2012**
>   **File No. 1-11900**

Dear Mr. Wilemon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K

General

1.   Please send us independent third party support for the statistical assertions and qualitative claims relating to your leadership status that appear in your filing, and further explain the claims in context where necessary. Some examples include the following items:

- the various statistics that appear in the bulleted paragraphs on page 2;

- the assertion that two of your products have "become leading weight loss products," explaining what constitutes "leading" for this purpose;

- the "channel access" you have created to more than "120,000 domestic and international retail locations";

- the amount spent by your average consumer per month on nutritional supplements ($100, see page 3); and

- your purported status as a "leading nutritional supplements firm" (see exhibit 99.1, specifically incorporated by reference in Item 8.01 at page 28).

Please mark the supporting documents you provide to us on a supplemental basis to show precisely the location of each piece of information on which you are relying for the claims you make in your filing. In addition, please tell us whether your source material is publicly available and whether you paid any compensation for the receipt of such information.

2. Please ensure the consistency and accuracy of your disclosure throughout the filing, and revise so that it is accurate as of the date the Form 8-K was first filed. As examples only, we note your disclosures at pages 1 and 9 relating to the number of employees iSatori currently has and your reference at page 9 to past customers. See also the percentage increase of your interest expense as disclosed at page 12 and the reference both to one record holder and to "shareholders" at page 24.

Management Discussion and Analysis, page 9

Results of Operations, page 10

3. Where two or more factors contributed to material changes over the reported periods, please revise to quantify the amount of change contributed by each of the factors or events, if known. Also identify the two new products to which you refer under "Total Sales" at page 10.

Legal Proceedings, page 22

4. Disclose in greater detail the FDA recall to which you refer in the first paragraph, and quantify the claimed loss of your market which resulted from the recall. Also discuss when the recall took place.

5. Please revise to include in each case the name of the court or agency in which the

proceedings are pending and the date instituted. See Item 103 of Regulation S-K.

Financial Statements and Exhibits, page 28

6.   Please revise your exhibit index to identify the meaning of the asterisks.

Financial Statements - iSatori Technologies, Inc., page F-1

General

7.   We understand that you will be amending your Form 8-K by May 15, 2012 to include for
        the accounting acquirer financial statements and the related discussion and analysis
        covering the three months ended March 31, 2012, and the comparative period of the
        preceding year.

8.   We note that you describe several product categories on page 2 and in analyzing your
        results of operations on page 11, you attribute improvements in profitability to increased
        sales of products with higher margins. This information indicates you may need to
        include with your financial statements the segment disclosures outlined in FASB ASC
        280-10-50-20 through 33, and the entity-wide disclosures prescribed in FASB ASC 280-
        10-50-38 through 42. If you have a different view, submit an analysis of the segment
        identification and aggregation criteria so that we may better understand your position.
        Otherwise please revise accordingly.

Note 8 – Litigation, page F-17

9.   Your disclosure in Note 7 states that you believe the ultimate resolution of legal claims
        will not have a material adverse effect. However, in Note 8 you explain that an adverse
        outcome could have a material impact. Please modify your disclosures to clarify the
        extent of accounting for each of the matters described, also to include your estimate of
        reasonably possible additional loss to comply with FASB ASC 450-20-50-4. It should be
        clear whether you have assessed the likelihood of loss as remote, reasonably possible, or
        probable.

10.   Please expand your disclosure to clarify the scope of indemnification that has been
        extended to or requested by GNC Corp. and Vitamin World, Inc., describe the reasonably
        possible consequences of not complying with their requests or demands, and address the
        nature of vulnerability due to concentrations of sales with customers or products to
        comply with FASB ASC 275-10-50-18.

Note 15 – Subsequent Events, page F-23

11.   Please disclose the number of shares and level of ownership held by each of the two prior

shareholder groups immediately after the reverse merger. Also tell us why your report, covering the issuance of shares and reverse merger accounting, does not include the change in control information required by Item 5.01; the details about directors in your May 3, 2012 report do not suffice.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director